345 Court Street, Coraopolis, PA 15108
FOIA Confidential Treatment Request
Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

September 23, 2014

BY EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Dick’s Sporting Goods, Inc.
Form 10-K for Year Ended February 1, 2014
Filed March 28, 2014
File No. 1-31463

Dear Ms. Thompson:

Enclosed please find our responses to the comments set forth in the letter dated August 26, 2014 from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above-referenced document. References to the “Company”, “we”, or “our” in this letter refer to Dick’s Sporting Goods, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by overnight mail to the address shown above. Please note that the Company is providing a portion of its responses to Comment #1 and Comment #9 pursuant to Rule 83 of the Commission’s Rules of Practice, and requests confidential treatment for the redacted portions of the response, which are indicated herein as [*]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
      All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Form 10-K for Year Ended February 1, 2014

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 24

Overview, page 24

1.
We note your eCommerce sales are included within your same store sales calculation. Tell us your basis for inclusion of online sales in your same store sales calculation and explain to us what consideration you gave to also disclosing same store sales excluding eCommerce sales. In explaining your basis, please tell us and disclose whether the prices, margins or types of products ordered online differ materially from products available at your brick and mortar stores.

Response:

The Company is an omni-channel retailer offering an extensive assortment of sports equipment, apparel, footwear and accessories both in its brick and mortar stores as well as on its websites. Our omni-channel platform allows our customers to connect with the Dick’s Sporting Goods brands and have a seamless shopping experience, regardless of the channel through which they shop with us. Over the course of the past few years, we have cross-developed shopping channels to allow customers to seamlessly shop both in stores and online. We view our stores and eCommerce operations in an integrated and fundamentally inseparable manner that is reflected in the way we plan and manage the business. For example:

▪	In fiscal 2013, [*]% of online orders were fulfilled and shipped from our brick and mortar stores, making stores both retail locations and mini-distribution centers for online orders;

▪	Customers are able to return merchandise purchased online at any of our stores;

▪	Customers may buy selected products online, and pick those products up at any of our brick and mortar stores;

▪
Customers at our brick and mortar stores can place online orders through in-store kiosks for product that is not available at the store, and select whether the product is shipped to the store or the customer’s home;

▪	In fiscal 2013, [*]% of our eCommerce sales represented online orders placed in our brick and mortar stores, through our in-store kiosks or through associate-assisted mobile or tablet sales;

▪	Our eCommerce website allows customers to locate products they are looking at online in brick and mortar stores, so they can experience the look and feel of the product before purchasing the product;

▪	The merchandise assortment, pricing and margins offered online is similar to our stores;

▪	The Company’s eCommerce and brick and mortar merchandising, planning and allocation and marketing departments are consolidated;

▪	The Company’s marketing and promotional activities are consistent across channels, so the customer shopping experience online is consistent with the customer experience in store,

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

including use of coordinated signage and content, promotions, featured products, and advertising;

▪	There is a single customer loyalty program across all channels that allows customers to use discounts and coupons online or in brick and mortar stores;

▪	Online resources allow our customers to research products prior to visiting our stores to experience the merchandise and consult with our in-store experts; and

▪	Approximately 75% of our online orders are shipped to a customer within a 15-mile proximity of a Dick’s store.
Differentiating between the in-store and online channels is challenging because the source from which a sale is initiated, originated, fulfilled and serviced is affected by the interdependencies discussed above. As a result, simply differentiating between these channels does not enhance an understanding our net sales. We anticipate these interdependencies will continue to grow with further development of our omni-channel strategy.
Today the Company classifies each sale that is completed on our eCommerce websites as an eCommerce sale, including a sale that takes place through our in-store kiosks or an associate-assisted mobile or tablet sale. Accordingly, even though the sale is generated from traffic in our brick and mortar store, the sale is classified as an eCommerce sale. The Company acknowledges that its internal definition of eCommerce sales could differ from the definition of other retail companies, as varying points of view exist in defining eCommerce sales by origin of order or fulfillment.
The Company includes Dick’s Sporting Goods eCommerce sales within its Dick’s Sporting Goods same store calculation and Golf Galaxy eCommerce sales within its Golf Galaxy same store calculation. In order to provide investors with information about the relative contribution of eCommerce sales, the Company also provides the overall penetration of eCommerce sales, as a percentage of total sales. This penetration metric is used by management in understanding the channels through which its customers are shopping, and allows our investors to calculate total eCommerce sales. In the Company’s Annual Report on Form 10-K for fiscal 2013, the Company disclosed that “Net sales increased 6% to $6,213.2 million in fiscal 2013 from $5,836.1 million in fiscal 2012 due primarily to a 1.9% increase in consolidated same store sales on a 52-week to 52-week basis and the growth of our store network, partially offset by the inclusion of the 53rd week of sales in fiscal 2012. Sales during the 53rd week of fiscal 2012 totaled approximately $74 million. The 1.9% consolidated same store sales increase consisted of a 2.4% increase at Dick's Sporting Goods and a 7.1% decrease at Golf Galaxy. eCommerce sales penetration was 7.9% of total sales during the current period compared to 5.3% of total sales during the 53 weeks ended February 2, 2013.”

The Company also provides quantitative disclosure about sales per square foot in its brick and mortar stores. Management considers this to be an important metric to assess the productivity of brick and mortar stores and to analyze the Company’s short term and long term omni-channel strategy, and, specifically, the Company’s new store strategy. Management reviews, and the Company discloses, net sales per square foot by excluding eCommerce sales. Because the Company provides the penetration of eCommerce sales to its total sales, our investors are able to understand how management calculates and monitors net sales per square foot.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Based on the interdependencies of the Company’s omni-channel retail sales, and the quantitative information the Company currently provides regarding its eCommerce and brick and mortar sales, we do not believe that providing additional quantitative emphasis or detail on eCommerce sales would be useful to investors.
The Company also notes that we changed how we report our eCommerce sales in order to enhance our discussion of results in the context of our omni-channel business in accordance with Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 (2003). From fiscal 2010 to fiscal 2013, the Company included eCommerce sales in its consolidated same store sales and reported period-over-period growth in its eCommerce business, but apart from same store sales for Dick’s Sporting Goods and Golf Galaxy. At that time, the overall penetration of eCommerce sales to the Company’s total sales was relatively low, representing 4.0% in fiscal 2011 and 5.3% in fiscal 2012. Because eCommerce period-over-period growth was based on a smaller base of business, the Company experienced eCommerce growth of 36.4% in fiscal 2011 and 48.5% in fiscal 2012. As noted in the Company’s Form 8-K filed March 11, 2013, beginning in fiscal 2013, the Company began to include eCommerce sales in its separate calculations of Dick’s Sporting Goods and Golf Galaxy same store sales. The Company made this change because, as the Company’s eCommerce sales grew, the changes in our customer’s expectations and shopping behaviors made it clear that interdependencies existed between our brick and mortar stores and our online channels, as we discussed above. We believe our current disclosure best reflects the Company’s omni-channel business and provides our investors the relevant measures to understand the relative contribution of eCommerce and brick and mortar sales.

Net Sales, page 27

2.
We note your disclosure, “eCommerce sales penetration was 7.9% of total sales during the current period compared to 5.3% of total sales during the 53 weeks ended February 2, 2013.” Based on our calculations, it appears that online net sales increased by approximately 59% from fiscal 2012 to 2013 and represented nearly half of the increase in your total net sales. We also note your disclosure on page 28, “Shipping expenses as a percentage of sales increased due to the growth in eCommerce sales relative to the sales growth at our brick and mortar stores.” Considering the growth realized in your eCommerce operations, please enhance your disclosures to highlight the significance of eCommerce sales on your sales trends and also consider providing additional discussion of the costs associated with these sales. If you do not believe such information would be useful to investors, please explain the reasons for your determination.

Response:

We confirm the Staff’s calculation that online net sales increased by approximately 59% from fiscal 2012 to 2013, which represented approximately 48% of the increase in the Company’s total net sales for the same period.

The gross profit rate for brick and mortar sales is similar to the gross profit rate for eCommerce sales, though the cost components for those two channels are slightly different. For our brick and mortar stores, we principally incur store occupancy expenses, such as rent, depreciation, maintenance, utilities and other real estate related costs, whereas through our eCommerce operations we incur fulfillment costs with a third party who operates and hosts our Dickssportingoods.com website and customer shipping expenses. However, despite these different

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

cost components, the relative impact of these costs compared to sales is similar, and as a result, the gross profit rate shown in the Company’s income statement and discussed in the Management’s Discussion and Analysis is indicative of the Company’s gross profit rate for all sales regardless of channel.

In response to the Staff’s comment, the Company recognizes that, in addition to the quantitative metrics the Company already discloses as discussed in response to Comment #1, the Company can better highlight the significance of its eCommerce sales on its sales trends as well as the interrelationships between our eCommerce and brick and mortar costs. The Company proposes to include enhanced disclosure regarding its eCommerce sales in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ending November 1, 2014. The Company has provided draft disclosure in response to the Comment #4, in order to provide the complete draft disclosure in response to both Comment #2 and Comment #4.

3.
Please quantify for us and disclose the change in noncomparable net sales between periods. In doing so, please distinguish the amounts attributable to new stores, closed stores, and/or other noncomparable drivers.

Response:

For the year ended February 1, 2014, the Company’s noncomparable net sales increased $346.6 million on a 52-week to 52-week basis (fiscal 2012 was a 53-week fiscal year). Sales attributable to new stores that are not yet included in our same store sales calculation increased net sales by $362.8 million. In future filings, beginning with our Quarterly Report on Form 10-Q for the period ending November 1, 2014, we will disclose the dollar amount of changes in our net sales that are attributable to same store and noncomparable net sales, to read substantially as follows (additional disclosure is noted in bold):

Net sales increased X% to $X,XXX.X million in fiscal 201X from $X,XXX.X million in fiscal 201X. The X.X% increase in consolidated same store sales contributed $XXX.X million of the increases in revenue for fiscal 201X. The remaining $XXX.X million increase in the Company’s noncomparable sales is primarily attributable to new stores.

Income from Operations, page 28

4.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 28 that your gross profit percentage decreased from fiscal 2012 to 2013 largely due to increases in occupancy costs that were offset by “merchandise margin expansion.” Please explain in reasonable detail the reasons for these fluctuations and, in doing so, ensure you adequately explain the meaning of “merchandise margin expansion” and discuss the specific drivers, such as changes in retail prices, vendor allowances, the promotional environment, and/or other factors that led to increased margins. Also, to the extent that changes in certain expenses classified within costs of goods sold do not track closely with changes in sales, please discuss and quantify on an absolute dollar basis, if material, the nature and amount of those expenses. See SEC Release No. 33-8350.

Response:

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

Merchandise margins represent the most material component of our gross profit and we refer to its growth as a percentage of sales as “expansion.” Merchandise margin refers to margins earned above the cost of the product, exclusive of the other items included in cost of goods sold (vendor allowances, inventory shrinkage and obsolescence, freight, distribution, shipping and store occupancy costs). Merchandise margin expansion can result from higher initial markups, lower markdowns and promotions or changes in sales mix from lower margin categories to higher margin categories. As we disclose on page 28 of the Form 10-K, to explain contributing factors to the growth in consolidated same store sales, during fiscal 2013 we experienced same store sales increases in our athletic apparel, athletic footwear and outdoor apparel and accessories categories, while experiencing declines in our golf, fitness and outdoor equipment categories. The change in sales mix influenced by these categories drove the merchandise margin expansion.

Our cost of goods sold that do not track closely with changes in sales is primarily store occupancy costs, consisting of rent, common area maintenance charges, real estate and other asset-based taxes, store maintenance, utilities, depreciation, fixture lease expenses and certain insurance expenses. Increases in these costs are driven by the addition of new stores and does not otherwise vary based on sales.

In response to the Staff’s Comment #2 and Comment #4, we will enhance our disclosures in future filings to further describe the factors that resulted in changes in our operating results, substantially as follows, using the Staff’s identified disclosure from the Company’s fiscal 2013 Form 10-K as an example (changes noted in bold):

“Overview

Dick's Sporting Goods, Inc. (together with its subsidiaries, referred to as the "Company", "we", "us", and "our" unless specified otherwise) is an authentic full-line sports and fitness specialty omni-channel retailer offering a broad assortment of high quality, competitively-priced brand name sporting goods equipment, apparel and footwear in a specialty store environment. As of February 1, 2014, we operated 558 Dick's Sporting Goods stores in 46 states and 79 Golf Galaxy stores in 29 states, with approximately 31.6 million square feet on a consolidated basis, the majority of which are located throughout the eastern half of the United States. We also operate eCommerce websites at www.dickssportinggoods.com and www.golfgalaxy.com.

The primary factors that have historically influenced the Company's profitability and success have been the growth in its number of stores and selling square footage, positive same store sales and its strong gross profit margins. For example, in the last five years, the Company has grown from 398 Dick's Sporting Goods stores at the end of fiscal 2008 to 558 Dick's Sporting Goods stores at the end of fiscal 2013.

As a complement to the Company’s store growth, it has also grown its eCommerce business year-over-year. Over the past three years, the Company has innovated its eCommerce sites, with enhancements in the customer experience, new releases of its mobile and tablet sites, and development of capabilities that integrate the Company’s online presence with its brick and mortar stores, including ship-from-store, buy-online, pick-up in-store, return-to-store and multi-faceted marketing campaigns that are consistent across our stores and our eCommerce websites.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

The Company’s store network remains fundamental to the strength of its omni-channel platform, and it continues to expand its presence through the opening of new stores. The Company believes it has the potential to reach approximately 1,100 Dick's Sporting Goods locations, including smaller-market locations across the United States. The Company believes the expansion of its store network will also drive growth in eCommerce sales as the Company continues to deliver an omni-channel shopping experience for its customers.”

“Net Sales

Net sales increased 6% to $6,213.2 million in fiscal 2013 from $5,836.1 million in fiscal 2012 due primarily to a 1.9% increase in consolidated same store sales on a 52-week to 52-week basis and the growth of our store network, partially offset by the inclusion of the 53rd week of sales in fiscal 2012. Sales during the 53rd week of fiscal 2012 totaled approximately $74 million. The 1.9% consolidated same store sales increase consisted of a 2.4% increase at Dick's Sporting Goods and a 7.1% decrease at Golf Galaxy. eCommerce sales penetration was 7.9% of total sales during the current period compared to 5.3% of total sales during the 53 weeks ended February 2, 2013, representing an increase of 59% in eCommerce sales across both Dick’s Sporting Goods and Golf Galaxy.

The increase in consolidated same store sales was broad based, with larger increases in athletic apparel, athletic footwear and outdoor apparel and cold weather accessories, partially offset by declines in the golf, fitness and outdoor equipment categories. The same store sales increase at Dick's Sporting Goods was driven by an increase in sales per transaction of approximately 1.8% and an increase in transactions of approximately 0.6%. Based upon our fiscal 2013 sales mix, every 1% change in consolidated same store sales, which consists of brick and mortar and online sales, would have impacted fiscal 2013 earnings before income taxes by approximately $19 million.”

“Income from Operations

Income from operations increased $13.1 million to $536.8 million in fiscal 2013 from $523.7 million in fiscal 2012. Gross profit increased 6% to $1,944.0 million in fiscal 2013 from $1,837.2 million in fiscal 2012, but decreased as a percentage of net sales by 19 basis points compared to fiscal 2012. Occupancy costs increased $62.8 million from fiscal 2012, and increased as a percentage of net sales by 34 basis points. Our occupancy costs are generally fixed in nature and are largely influenced by new store openings. As a percentage of net sales, occupancy costs increased at a higher rate than the 1.9% increase in consolidated same store sales during the fiscal year and were unfavorably affected by 13 basis points due to the inclusion of sales from the 53rd week in fiscal 2012. Shipping expenses increased as a percentage of sales by 27 basis points due to the growth in eCommerce sales relative to the sales growth at our brick and mortar stores. The decrease in gross profit as a percentage of net sales was partially offset by merchandise margin expansion of 35 basis points. This increase in merchandise margin was primarily the result of a change in sales mix as discussed above.”

We will also disclose other factors, such as increased promotional activity, to the extent they are relevant to understanding the Company’s results for the period being reported.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

5.
Please discuss changes in SG&A expense on an absolute dollar basis as well as on a percentage of sales basis. While there may be some correlation between the items you disclose and the volume of sales, it appears your relative discussion of SG&A may not adequately capture changes in SG&A expense that are not volume related, such as salary and benefit changes for your existing workforce and non-sales associates. While your existing discussion of SG&A relative to sales is informative, we believe it would be useful to also discuss those items that do not exactly correlate with the volume of sales.

Response:

In fiscal 2013, 72% of our SG&A expenses were attributable to payroll and benefits for our store associates, advertising expenses, credit card processing fees and other store expenses, which are largely variable and correlate to the volume of sales and our store growth. The Company manages the growth in SG&A expenses in relation to their percentage of net sales as a key lever in attaining operating profit goals. Therefore this measure best describes to investors how the Company manages SG&A expenses in accordance with Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 (2003). Furthermore, SG&A expenses expressed as a percentage of sales also provides an appropriate context for understanding the variability of SG&A expenses and the resulting impact on the Company’s earnings. We do not believe that a discussion of the absolute dollar changes in these expenses would be meaningful without reference to the underlying change in sales. By discussing deviations in these expenses relative to sales, we are able to provide a clear and straightforward reason for these changes.

To the extent that there are material changes in SG&A expenses that generally do not vary with sales, we have historically described the nature of these changes to assist our investors in understanding the context and impact of those expenses. For example, on page 28 of the Form 10-K, we disclosed that increased payroll costs contributed to the increase in SG&A expenses as a percentage of sales. In the same discussion of the principal changes to SG&A expenses, we also disclose the dollar value of a non-cash impairment that is unrelated to our sales volume. In order to enhance disclosure regarding material changes in SG&A expenses that generally do not vary with sales, we will provide additional disclosure as follows, using the Staff’s identified disclosure from the Company’s fiscal 2013 as an example (changes noted in bold):

“Selling, general and administrative expenses increased approximately 7% to $1,386.3 million in fiscal 2013 from $1,297.4 million in fiscal 2012, and increased as a percentage of net sales by 8 basis points primarily due to increases in SG&A expenses that do not correlate with the net sales increase for the period. Payroll and related benefit costs increased $30.6 million in our administrative functions to support planned future growth initiatives. The Company also recorded a $7.9 million non-cash impairment charge to reduce the carrying value of a Gulfstream G450 corporate aircraft held for sale to its fair market value. The increase in selling, general and administrative expenses was partially offset by lower incentive compensation during the 52 weeks ended February 1, 2014 due to the Company’s results in comparison to the pre-determined performance targets and a contribution to the Dick's Sporting Goods Foundation during the 53 weeks ended February 2, 2013.”

Liquidity and Capital Resources, page 30

6.	We note you maintain a $500 million credit agreement as a source of liquidity. If borrowings during the reporting period are materially different than the period-end amounts recorded in

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

the financial statements, please revise future filings to provide disclosure about the intra-period variations in your borrowings. See SEC Release No. 34-62934.

Response:

Historically, intra-period borrowings under our $500 million revolving credit facility have not differed materially from reported period-end balances, as the Company did not borrow on its facility in fiscal 2011 or 2012. During fiscal 2013, the Company’s average daily balance outstanding was $21.2 million. In our overview of liquidity and capital resources on page 30 of the Form 10-K, we discuss the seasonal nature of our operating cash flows and how we supplement our liquidity needs with our revolving credit facility. In future filings, beginning with the Company’s quarterly report on Form 10-Q for the period ending November 1, 2014, we will provide additional disclosure as follows, about the intra-period variations in the borrowings, using the Company’s disclosure from fiscal 2013 as an example (the planned changes are noted in bold):

“The Company generally utilizes its credit facility for working capital needs based primarily on the seasonal nature of its operating cash flows, with the Company’s peak borrowings occurring during its third quarter as the Company increases inventory in advance of the holiday selling season. Funds drawn on our Credit Agreement during fiscal 2013 totaled $926.0 million over the course of 83 days. The maximum daily amount outstanding at any point in time during fiscal 2013 was $197.9 million. These borrowings were repaid in full and there were no outstanding borrowings under the Credit Agreement as of February 1, 2014. During fiscal 2012, apart from letters of credit, the Company did not borrow amounts under its Credit Agreement.

The Company ended fiscal 2013 with $181.7 million in cash and cash equivalents as compared to $345.2 million at the end of fiscal 2012. As of February 1, 2014 and February 2, 2013, total remaining borrowing capacity, after subtracting letters of credit, was $487.0 million and $488.7 million, respectively.”

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, page 36

CONSOLIDATED STATEMENTS OF CASH FLOWS, page 47

7.
Please note that borrowings and payments on your revolving credit facility should be recorded on a gross basis in the statement of cash flows unless the original maturity of the borrowings is three months or less. Refer to ASC 230-10-45-9 and advise us why the borrowings and payments were not reflected on a gross basis.

Response:

As noted in the Company’s response to Question 6, the Company did not borrow under its revolving credit facility in fiscal 2011 or 2012. During fiscal 2013, the Company borrowed a total of $926.0 million against its revolving credit facility over the course of 83 days; primarily between October 15, 2013 and December 11, 2013. These borrowings were necessary to fund inventory purchases in advance of the holiday selling season. While the Company’s revolving credit facility has a five-year term that matures December 5, 2016, the intent and ability of the Company was to repay these borrowings within 90 days. Accordingly, the Company viewed the maturity of these

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

borrowings as short term in nature. Because the Company viewed these borrowings as having an original maturity of three months or less, the Company believes that reporting the change in its revolving credit facility balance on a net basis in its consolidated statements of cash flows is consistent with the guidance in ASC 230-10-45-8, and presenting the borrowings and repayments gross is not relevant or material to the users of the financial statements.
In future periods, the Company anticipates more frequent use of its revolving credit facility where borrowings will be outstanding in excess of 90 days, including borrowings to fund share repurchases under the Company’s five-year share repurchase program. We confirm that we will reflect the change in the Company’s revolving credit facility balance on a gross basis (i.e. both borrowings and repayments) in accordance with ASC 230-10-45-9 prospectively beginning with the Company’s Form 10-Q for the period ending November 1, 2014.
1. Basis of Presentation and Summary of Significant Accounting Policies, page 48

Revenue Recognition, page 50

8.
Please tell us how you determined that it was appropriate to classify income from unredeemed gift cards as a reduction of selling, general and administrative expenses as opposed to within net sales or other operating income. Further, tell us and, if material, disclose the amount of breakage income recognized during the periods presented.

Response:

The Company’s net sales are comprised principally of merchandise sales. Fundamentally, we do not consider a customer’s non-redemption of a gift card to be an earnings process, and therefore we do not classify it as part of net sales. The issuance of a gift card results in the creation of a liability to the holder of the card, while the use of the card results in a sale transaction, as reflected in net sales. Because the non-use of a gift card does not result in a sale transaction, the Company believes that the recognition of breakage income as a reduction of SG&A expenses is appropriate.

The Company is not aware of any authoritative guidance that specifically addresses the classification of gift card breakage amounts, and notes that there is diversity in practice with regard to such classification. The Company believes that its classification of gift card breakage amounts as a reduction of SG&A expense is supported by practice within the retail industry.

Furthermore, the Company believes that treatment of gift card breakage amounts in a manner that does not impact gross profit margin (i.e., as a reduction of SG&A expense) results in a more accurate depiction of gross profit margin, which it views as an important retail metric. Recognition of gift card breakage within net sales would distort gross profit margins as it relates to gift cards issued in prior years.

During fiscal years ended February 1, 2014, February 2, 2013, and January 28, 2012, the amounts of income recognized from unredeemed gift cards for which redemption was deemed remote was $6.2 million, $6.3 million and $7.2 million, respectively, and was not significant because it represented no more than 0.14% of net sales in any year presented.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

We will continue to monitor the amount of gift card breakage recorded and disclose the amount in future filings, to the extent it becomes material.

Segment Information, page 50

9.	We note that you aggregate your operating segments into a single reportable segment. Please address the following comments related to your segment presentation:

▪
Refer to your response letter to the Staff dated June 25, 2010. In response to Staff comment 3, you indicated that your operating segments consisted of your Dick’s Sporting Goods stores, Golf Galaxy stores and eCommerce business. Please explain to us if the composition of your operating segments has changed since our prior review. If so, explain to us the new composition and the drivers that caused the change.

▪
Please demonstrate to us how you determined that all of your operating segments have similar economic characteristics, including similar long-term gross margins. Tell us the metrics you use to assess operating segment performance and provide us with sufficient historical and projected data that supports your aggregation determination. Furthermore, we note within your June 25, 2010 response letter that you expected the divergent 2008 and 2009 gross profit rates of your store segments to converge in the future. If still applicable, summarize for us if the gross profit rates of those operating segments did, in fact, converge. In your response, please ensure you also tell us how you considered in your segment determination the disparities in store openings and same store sales trends between your Dick’s Sporting Goods and Golf Galaxy stores, the significant growth of your eCommerce business, and the recent negative economic trends and restructuring of your golf business.

Response:

The composition of our operating segments have not changed since the Staff’s last review and the Company continues to consider its Dick’s Sporting Goods stores, its Golf Galaxy stores and its eCommerce business as operating segments under the guidelines outlined in ASC 280-10-50-1. The Dick’s Sporting Goods stores and the Golf Galaxy stores for purpose of this discussion represent the collective aggregation of each individual store operating under the banner of Dick’s Sporting Goods or Golf Galaxy. We refer to these banners as “store formats”. The Dick’s Sporting Goods stores, the Golf Galaxy stores and the Company’s eCommerce business, each engage in business activities from which they earn revenues and incur expenses. Discrete financial information is available for each of these operating segments.

The operating results for these operating segments are reviewed regularly by our Chief Executive Officer, who operates as our chief operating decision maker (“CODM”). The key metrics that the CODM reviews include sales levels and trends, merchandise margins and gross profit as a percentage of sales, and merchandise inventory assortment and turns.

Each of these operating segments have similar economic characteristics. The Company believes that the most meaningful financial measures to utilize when comparing economic characteristics of its store formats are gross profit as a percentage of sales and inventory turnover. While short term

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

performance of these operating segments may vary, we believe these businesses have similar long-term economic characteristics.
As discussed in our June 25, 2010 response letter to the Staff, the greatest disparity in gross profit rates between the Dick's Sporting Goods and Golf Galaxy store formats occurred in 2009. The 12.5 percentage point difference was attributable to our efforts to integrate the Golf Galaxy business into a newly established, Corporate-based management team. The Golf Galaxy business experienced significant merchandise clearance activity throughout most of fiscal 2009, resulting from the implementation of a new merchandising and marketing strategy.
The table below sets forth the gross profit rates for the Company’s Dick’s Sporting Goods stores, Golf Galaxy stores and its eCommerce business for fiscal years 2010 through 2013 along with forecasted results through fiscal 2016. As noted above, the Company also evaluates inventory turnover between its store formats to assess operating segment performance. As described in our response to the Staff comment above, our omni-channel strategy enables us to fulfill customer demand from all of our physical locations. Accordingly, we only monitor inventory turnover at the brick and mortar store format level.

	2010			2011			2012			2013
	eComm	Golf Galaxy	Dick's Sporting Goods	eComm	Golf Galaxy	Dick's Sporting Goods	eComm	Golf Galaxy	Dick's Sporting Goods	eComm	Golf Galaxy	Dick's Sporting Goods
Gross profit	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%
Inventory turnover		[*]%	[*]%		[*]%	[*]%		[*]%	[*]%		[*]%	[*]%

	2014			2015			2016
	eComm	Golf Galaxy	Dick's Sporting Goods	eComm	Golf Galaxy	Dick's Sporting Goods	eComm	Golf Galaxy	Dick's Sporting Goods
Gross profit	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%	[*]%

In our June 25, 2010 response letter, we projected that the gross profit rates between the Dick's Sporting Goods and Golf Galaxy store formats would converge to a 3.81 percentage point difference by fiscal 2012. Our actual results for fiscal 2012 did in fact converge when compared to our fiscal 2009 results, but only to a 5.54 percentage point difference. As noted in the tables above, our current projection for fiscal 2014 indicates that the gross profit rates will differ by 8.63 percentage points. As we have discussed on our recent earnings call, currently we are experiencing structural issues in our golf businesses at both Golf Galaxy and at Dick’s Sporting Goods. Specifically, gross profits in our golf businesses at Golf Galaxy and Dick's Sporting Goods have been significantly impacted by lower average unit retail prices on golf equipment, resulting from aggressive pricing on discontinued products by vendors in response to growing inventories, coupled with a lack of customer acceptance of new technology and a declining trend in rounds played. During the quarter ended August 2, 2014, we took steps to restructure our golf businesses to realign our cost structure with current and expected golf demand. The Company consolidated its Golf Galaxy merchandising, marketing and store operations administrative functions into the Company’s centralized merchandising, marketing and store operations functions. In addition, we eliminated certain staff in our golf area within our Dick’s Sporting Goods stores. The disparate same store

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

sales trends and the negative economic trends affecting our golf businesses are reflected in the fiscal 2014 projected gross profit metrics above, including our current expectations for future periods. As noted in the table above, we currently project fiscal 2015 and 2016 gross profit rates for Golf Galaxy to improve compared to 2014 levels. We note, however, that the current conditions in the golf industry make it difficult to project future results with a high degree of accuracy. We have not included potential store closings or other actions that may represent improvement over our current expectations for Golf Galaxy’s gross profits because those actions will depend upon conditions in the future that we cannot currently predict.
Our Golf Galaxy and Dick’s Sporting Goods golf businesses face similar competitive, operating and financial risks serving a similar customer base. Because our Golf Galaxy and Dick’s Sporting Goods golf businesses engage in the same business activities, operate in the same economic environment and offer similar merchandise to a common customer base using the same procurement, marketing and promotional activities, we expect them to have similar long-term financial performance in future periods. Based on the factors outlined above, we believe the aggregation criteria in ASC 280-50-11 have been met.
We also note that Golf Galaxy revenues and gross profits do not meet the 10% quantitative thresholds in ASC 280-50-12. We cannot compare Golf Galaxy’s assets to total assets per ASC 280-50-12 because we do not maintain balance sheet information at the operating segment level. Golf Galaxy revenues of $323.7 million, $347.7 million and $324.8 million represented 5.2%, 6.0% and 6.2% of the Company’s consolidated revenues in fiscal 2013, 2012 and 2011, respectively. Golf Galaxy’s gross profit dollars represented 4.0%, 5.0% and 5.0% of the Company’s consolidated gross profit dollars in fiscal 2013, 2012 and 2011, respectively. We expect Golf Galaxy revenues and gross profit dollars to represent 4.3% and 3.1% of our total revenues and gross profit dollars, respectively, in fiscal 2014. While we expect gross profit rates to improve, we project our golf business revenues at both Golf Galaxy and Dick’s Sporting Goods to decline over the next two years. As a result, we expect Golf Galaxy’s future revenues as a percentage of our total revenues to decline further from the 4.3% projected for fiscal 2014.
We acknowledge the Staff’s observation regarding the disparate sales growth in our eCommerce operations compared to our brick and mortar sales. As noted in our response to Comment # 1, we believe that our customers expect a seamless shopping experience, regardless of the manner in which they choose to shop. This omni-channel evolution in retail, and our related omni-channel strategy results in inseparable interdependencies between brick and mortar and eCommerce. We also believe that the growth in our eCommerce operations is a function of this omni-channel evolution and it is not representative of the long-term financial performance that can reasonably be expected of our eCommerce sales channel.
Our ability to better leverage all of our physical locations to fulfill customer demand has enabled us to improve gross profit rates in our eCommerce business. As noted above, eCommerce and Dick’s Sporting Goods gross profit rates differed by less than one percentage point in fiscal 2013. Because our stores and eCommerce operations engage in the same business activities, operate in the same economic environment and offer similar merchandise to a common customer base using the same procurement, marketing and promotional activities, we expect them to have similar long-term financial performance in future periods. This expectation is based upon our historical and forecasted eCommerce results, noted in the table above, where gross profit percentages are comparable to our brick and mortar gross profit percentages.

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

The Company believes that after consideration of the aforementioned financial measures and the Company’s historical and expected projections of those financial measures, that the Company’s operating segments have similar historical and expected long-term economic characteristics.
Schedule II, page 69

10.	Please present the activity of your reserve for sales returns on a gross basis within Schedule II.

Response:

Each quarter, we adjust our estimated sales returns reserve liability and record the corresponding net increase or decrease to revenues, deferred revenue, cost of goods sold and inventory. However, as we receive merchandise returns from our customers, we reduce net sales for the sales price of the return and cost of sales for the corresponding cost of the return. We do not record these returns as a charge against our sales returns reserve and we believe there is diversity in practice in the retail industry as to whether reserves for sales returns are presented in Schedule II and how the activity is presented.

We respectfully advise the Staff that beginning with the filing of our Form 10-K for the fiscal year ended January 31, 2015, we will present our Schedule II to include the sales returns activity on a gross basis, based on sales returns information obtained from our Point of Sales system. Presented below is our Schedule II which presents gross additions and deductions for our reserve for sales returns.

DICK'S SPORTING GOODS, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Fiscal 2011
Reserve for sales returns	$3,670	$292,491	$(292,290)	$3,871
Fiscal 2012
Reserve for sales returns	$3,871	$325,310	$(324,799)	$4,382
Fiscal 2013
Reserve for sales returns	$4,382	$356,444	$(356,420)	$4,406

The Company hereby acknowledges the following:

(i)	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC; and

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
September 23, 2014

Confidential Treatment Requested by Dick’s Sporting Goods, Inc.
Pursuant to 17 CFR 200.83

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact Ami Galani, Vice President, Senior Corporate Counsel & Assistant Secretary at (724) 273-4240 or ami.galani@dcsg.com.

Sincerely,

/s/ ANDRÉ J. HAWAUX
André J. Hawaux
Executive Vice President – Finance, Administration and Chief Financial Officer

cc:	Edward W. Stack